

SEC  ISSION

08031835

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAY 27 2008

Washington, DC

SEC FILE NUMBER
8- 46844

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__04-01-07__ AND ENDING__03-31-08__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Purshe Kaplan Sterling Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__18 Corporate Woods Blvd__
                        (No. and Street)

Albany	NY	12211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__J Peter Purcell__   __518-436-3536__
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Slocum Deangelus & Associates, P.C.__
                    (Name – if individual, state last, first, middle name)

947 Albany Shaker Rd	Latham	NY	12211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __J. Peter Purcell_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Purshe Kaplan Sterling Investmets_____ , as of _March 31_____ , 20_08___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PURSHE KAPLAN STERLING INVESTMENTS, INC.

FINANCIAL STATEMENTS

MARCH 31, 2008 AND 2007

PURSHE KAPLAN STERLING INVESTMENTS, INC.

TABLE OF CONTENTS

SLOCUM DeAngelus ASSOCIATES PC

CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.372.5451

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying balance sheets of Purshe Kaplan Sterling Investments, Inc. (a New York corporation) as of March 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, cash flows and supplementary income statement schedules for the years then ended that you are filing pursuant to Rule 17a-5 under the securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Purshe Kaplan Sterling Investments, Inc. as of March 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Slocum DeAngelus & Associates, P.C.

April 24, 2008
Albany, New York

PURSHE KAPLAN STERLING INVESTMENTS, INC.
BALANCE SHEETS
MARCH 31, 2008 AND 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash and cash equivalents	$ 649,231	$ 491,990
Receivables -		
Clearing broker	209,745	423,738
Direct commissions	134,814	40,776
Other	11,366	42,412
Total current assets	1,005,156	998,916
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $ 46,081 and $ 25,244 in 2008 and 2007, respectively	104,673	87,256
OTHER ASSETS		
Cash deposited with clearing broker	75,000	75,000
Security deposits	16,882	16,882
Total other assets	91,882	91,882
TOTAL ASSETS	$ 1,201,711	$ 1,178,054

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 589,144	$ 632,186
Sub-clearing deposits	-0-	10,000
Income taxes payable	15,608	7,334
Total current liabilities	604,752	649,520
NOTE PAYABLE TO PARENT- Subordinated	150,000	150,000
TOTAL LIABILITIES	754,752	799,520
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, 200 shares no par value authorized, issued and outstanding	10,000	10,000
Additional paid in capital	119,028	119,028
Retained earnings	317,931	249,506
Total stockholder's equity	446,959	378,534
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,201,711	$ 1,178,054

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2008 AND 2007

	2008	2007
REVENUES		
Principal trading	$ -0-	$ 111,860
Mutual fund commissions	14,014,954	10,517,130
Securities commissions	3,800,023	3,279,056
Interest income and other	225,212	124,263
Total revenues	18,040,189	14,032,309
COST OF REVENUES (Supplementary schedule)	14,834,541	11,503,836
GROSS PROFIT	3,205,648	2,528,473
OPERATING EXPENSES		
Rent	214,841	358,465
Administrative payroll and benefits	1,105,290	987,750
General and administrative (Supplementary schedule)	1,773,070	1,091,545
Total operating expenses	3,093,201	2,437,760
NET INCOME FROM OPERATIONS	112,447	90,713
INTEREST EXPENSE	(22,813)	(22,750)
PROVISION FOR TAXES	(21,209)	(10,526)
NET INCOME	$ 68,425	$ 57,437

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND
CHANGES IN LIABILITIES SUBORDINATED TO THE GENERAL CLAIMS OF CREDITORS
FOR THE YEARS ENDED MARCH 31, 2008 AND 2007

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance-March 31, 2006	$ 10,000	$ 119,028	$ 192,069	$ 321,097
Net income	-0-	-0-	57,437	57,437
Balance-March 31, 2007	$ 10,000	$ 119,028	$ 249,506	$ 378,534
Net income	-0-	-0-	68,425	68,425
Balance-March 31, 2008	$ 10,000	$ 119,028	$ 317,931	$ 446,959

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance – March 31, 2007	$ 150,000
Additional Loans	-0-
Balance – March 31, 2008	$ 150,000

PURSHE KAPLAN STERLING INVESTMENTS, INC.

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 68,425	$ 57,437
Adjustments to reconcile net income to		
net cash provided by operations:		
Depreciation	20,837	14,277
(Increase) decrease in:		
Receivables -		
Clearing broker	213,993	(188,514)
Direct commissions	(94,038)	15,230
Other	31,046	23,297
Prepaid expenses	-0-	19,473
Increase (decrease) in:		
Accounts payable and accrued expenses	(43,042)	209,964
Sub-clearing deposits	(10,000)	-0-
Income taxes payable	8,274	4,483
Net cash provided by operating activities	195,495	155,647
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase furniture and equipment	(38,254)	(43,850)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 157,241	$ 111,797
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	491,990	380,193
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 649,231	$ 491,990

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2008	2007
INCOME TAXES PAID		
Provision for income taxes per statement of income	$ 21,209	$ 10,526
Adjustments related to income taxes	(8,274)	(4,483)
TOTAL INCOME TAXES PAID	$ 12,935	$ 6,043

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY INCOME STATEMENT SCHEDULES
FOR THE YEARS ENDED MARCH 31, 2008 AND 2007

	2008	2007
COST OF REVENUES		
Clearing and execution	$ 771,241	$ 569,120
Sales and trading salaries	3,188,493	2,013,861
Payroll taxes and benefits	272,008	204,482
Retirement plan	97,422	64,208
Independent agent commissions	9,554,297	7,836,565
Professional liability insurance	580,034	425,389
Customer litigation	50,000	118,000
Fees and regulatory	321,046	272,211
Total cost of revenues	$ 14,834,541	$ 11,503,836
GENERAL AND ADMINISTRATIVE		
Insurance	$ 115,471	$ 49,218
Office	62,245	86,578
Postage	34,466	60,578
Communication and technology	232,567	175,951
Professional fees	34,928	73,208
Payroll and data processing	72,008	50,149
Advertising and promotion	38,783	28,791
Travel	35,053	24,789
Meals and entertainment	36,477	36,466
Equipment rental and repair	11,154	26,427
Telephone	51,224	32,984
Utilities	33,337	29,607
Computer supplies	57,143	24,887
Depreciation	20,837	14,277
Customer statements	13,113	17,701
Other	38,847	36,656
Management (service and facilities)	885,417	323,278
Total general and administrative	$ 1,773,070	$ 1,091,545

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Purshe Kaplan Sterling Investments, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE OF OPERATIONS
The Company is a broker/dealer of securities registered under the Securities Exchange Act of 1934 and the Commodity Exchange Act (CEAct). The Company clears all of its customers' transactions through National Financial Services, LLC, ("NFS") another registered broker/dealer, on a fully disclosed basis. The Company increased the amount deposited with National Financial Services, LLC to $ 75,000 during 2006 pursuant to its clearing agreement.

The Company also introduced transactions for another broker/dealer through NFS under a sub-clearing agreement which provided, among other terms, that the Company hold a $ 10,000 sub-clearing deposit. This relationship was terminated in January 2008.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company", a New York State limited liability company).

METHOD OF ACCOUNTING
Revenues and related broker expenses are recorded on a trade date basis.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Money market fund cash balances are included as cash and cash equivalents.

ACCOUNTS RECEIVABLE
The Company consdiers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If, in the future, management determines that amounts may be uncollectible, an allowance will be established and operations will be charged when that determination is made.

USE OF ESTIMATES
The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

COMPENSATED ABSENCES
Compensated absences are paid as incurred on an annual basis and do not carry over to future years. Accordingly, no accrual for such costs has been made in these statements.

INCOME TAXES
The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. This accounting policy reflects the application of Statements of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

INCOME TAXES (CONTINUED)

The Company provides for income taxes using the applicable statutory rates. The components of income taxes for the years ended March 31, 2008 and 2007 are as follows:

	2008	2007
Current tax expense	$ 21,209	$ 10,526

The Company does business in most states within the United States and accordingly, pays a minimum tax to each of them.

(2) COMMITMENTS

The Company is headquartered in Albany, New York. The Company also maintains a disaster recovery site in Schenectady, New York. Both premises are leased under the terms of a non-cancelable operating lease.

Location	Expiration Date	Base Annual Rent
Albany, New York	October 31, 2009	$ 373,139
Schenectady, New York	May 31, 2012	$ 3,700

Base annual rent does not include contractually billed additional incurred operating expenses. The Company has entered into sub-leasing agreements with other affiliated companies and received $ 200,472 and $ 40,250 for 2008 and 2007, respectively and are shown net of sublease income on the statements of income.

The future aggregate minimum rental payments under all leases are as follows:

Year Ended March 31,	Amount
2009	376,839
2010	221,364
2011	3,792
2012	3,811
2013	635

(3) RETIREMENT PLAN

In 1998, the Company adopted a 401(K) retirement plan for the benefit of its employees. Contributions to the plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. Company contributions to the plan amounted to $97,422 and $ 64,208 in 2008 and 2007, respectively.

(4) RELATED PARTY TRANSACTIONS

The Company pays its Parent Company fees to cover management costs. The total fees charged to the Company amounted to $ 885,417 and $ 323,278 in 2008 and 2007, respectively. The unpaid portion of these costs amounted to $ -0- in both 2008 and 2007.

The Company purchases certain of its insurance coverage against errors and omissions risk from a related company that is licensed and regulated under the laws of the British Virgin Islands. Policy premiums to the related party of approximately $ 572,000 and $ 373,000 were paid in 2008 and 2007, respectively. Registered securities representatives who are associated with Purshe Kaplan Sterling Investments have the option of coverage under the policy and accordingly share in the cost.

(5) LITIGATION

The Company reported in previous years that it had been named as a defendant in separate customer matters in process of arbitration before the National Association of Securities Dealers. These cases were all settled in 2008, and no liabilities exist as of March 31, 2008.

(6) LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

In September, 2005, the Company borrowed $ 150,000 from its parent company. The note and its related terms, which include interest at the annual rate of 15%, were found acceptable by the National Association of Securities Dealers as a satisfactory subordination agreement. Accordingly, the note amount is allowed as net capital in the computation described in Note (8).

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17, which requires the Company to maintain a minimum net capital of $ 250,000. Additionally, aggregate indebtedness can not exceed 1500% of net capital.

	2008	2007
Computed net capital, including subordinated note	$ 444,854	$ 361,775
Aggregate indebtedness, excluding subordinated note	136%	180%

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

The Company is under contractual obligation with its clearing broker to maintain net capital of $ 350,000 and $250,000 for 2008 and 2007, respectively. Lines of credit with a principal stockholder of the Company's Parent are in place to assure compliance with this requirement.

(8) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

SLOCUM DeAngelus Associates PC
CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.372.5451

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DeAngelus, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATIONS UNDER COMMODITY EXCHANGE ACT (CEAct)

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying financial statements of Purshe Kaplan Sterling Investments, Inc. as of and for the years ended March 31, 2008 and 2007, and have issued our report thereon dated April 24, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission and Regulation 1.17 under CEAct. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Slocum, De Angelus & Associates, P.C
SLOCUM DeANGELUS & ASSOCIATES, P.C.

April 24, 2008
Albany, New York

EXHIBIT I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND CFTC REGULATION 1.17

NET CAPITAL

	2008	2007
Total stockholder's equity	$ 446,959	$ 378,534
Add- Liabilities subordinated to claims of creditors	150,000	150,000
Total stockholder's equity	$ 596,959	$ 528,534
Deductions -		
Commissions receivable, outstanding over 30 days	9,439	9,634
Other receivables	11,366	42,412
Security deposits	16,882	16,882
Funds reserved for regulatory fees	796	1,651
Excess fidelity insurance deductible	-0-	5,000
Fixed assets	104,673	87,256
Total deductions	143,156	162,835
Net capital before haircuts on money market accounts	453,803	365,699
Haircuts on money market accounts	8,949	3,924
Net capital	444,854	361,775
Net capital requirement (Based on aggregate indebtedness if greater than $250,000)	250,000	250,000
Excess net capital	$ 194,854	$ 111,775

AGGREGATE INDEBTEDNESS

	2008	2007
Accounts payable and accrued expenses	$ 589,144	$ 632,186
Sub-clearing deposits	-0-	10,000
Income tax payable	15,608	7,334
Total aggregate indebtedness	$ 604,752	$ 649,520
Ratio of aggregate indebtedness to net capital	1.36 to 1.00	1.80 to 1.00

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of March 31, 2008 and 2007)

	2008	2007
Net capital, as reported in Company's Report	$ 444,854	$ 361,775
Difference	-0-	-0-
Net capital under Rule 15c 3-1, audited	$ 444,854	$ 361,775

SLOCUM DEANGELUS ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.372.5451

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

In planning and performing our audits of the financial statements of Purshe Kaplan Sterling Investments, Inc. (the "Company") for the years ended March 31, 2008 and 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions required by Rule 15c3-3. Our study revealed that Purshe Kaplan Sterling Investments, Inc. was in compliance with the conditions of the exemption and that no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the following objectives stated in Regulation 1.16, in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) the daily computations of the segregation requirements of Section 4d(2) of the CEAct and the regulations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CEAct.

The management of the Company is responsible for establishing and maintaining an internal control structure and establishing the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's (SEC) and the Commodity Futures Trading Commission (CFTC) above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and CFTC Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

-12-

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 and 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, CFTC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct for their regulation of registered futures commission merchants, and should not be used for any other purpose.

Slocum, DeAngelus & Associates, PC

SLOCUM, DeANGELUS & ASSOCIATES, P.C.

April 24, 2008
Albany, New York

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